Exhibit 99.1

Mimecast Announces Second Quarter 2017 Financial Results

•	Total revenue of $44.4 million grew 29% yoy on a GAAP basis and 38% in constant currency

•	Added 1,900 new customers. Total customers 21,800 globally

•	Revenue retention rate of 111%

•	Gross profit percentage of 72%

•	GAAP EPS of $0.01 per basic and diluted share, Non-GAAP EPS of $0.05

•	Increasing 2017 constant currency revenue growth and Adjusted EBITDA guidance

Watertown, MA – November 9, 2016 (GLOBE NEWSWIRE) Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced financial results for the second quarter ended September 30, 2016.

“We are very pleased with our second quarter results,” stated Peter Bauer, CEO of Mimecast. “We performed well globally realizing strong customer additions across all geographies as customers increasingly turn to Mimecast for protection from highly targeted email based threats. Our platform of services allows customers to protect users, data, and operations while at the same time reducing complexity and enhancing overall cyber resiliency.”

Mimecast’s CFO Peter Campbell noted, “Our second quarter results once again exceeded our guidance for both revenue and adjusted EBITDA. Constant currency revenue growth reached 38% at the same time that our adjusted EBITDA increased to $2.7 million. The investments we have made in sales and marketing continue to pay off reinforcing our confidence that the momentum in our business can continue and as a result we are raising our expectations for 2017.”

Second Quarter 2017 Financial Highlights

•	Revenue: GAAP Revenue for the second quarter of 2017 was $44.4 million, an increase of 29% compared to the $34.5 million of revenue recognized in the second quarter of 2016. Revenue on a constant currency basis increased 38% compared to the second quarter of 2016.

•	Customers: Added 1,900 net new customers in the second quarter of 2017. We now serve over 21,800 organizations globally.

•	Revenue Retention Rate: Revenue retention rate was 111% in the second quarter of 2017, an increase from the 110% recognized in the prior quarter and up from the 108% in the second quarter of 2016.

•	Gross Profit Percentage: Gross profit percentage was 72% for the second quarter of 2017, an increase over the 70% realized in the second quarter of 2016.

•	GAAP Net Income: GAAP net income was $0.3 million, or $0.01 per basic and diluted share, based on 54.6 million and 58.5 million weighted-average shares outstanding, respectively.

•	Adjusted EBITDA: Adjusted EBITDA was $2.7 million, representing an Adjusted EBITDA margin of 6.2% up from 4.5% in the first quarter of 2017.

•	Non-GAAP Net Income: Non-GAAP net income was $2.6 million, or $0.05 per share.

•	Cash and Free Cash Flow: Mimecast generated $3.3 million of free cash flow in the second quarter of 2017. Cash and cash equivalents as of September 30, 2016 were $110.5 million.

Reconciliations of the non-GAAP financial measures provided in this press release to their most directly comparable GAAP financial measures are provided in the financial tables included at the end of this press release. An explanation of these measures and how they are calculated is also included below under the heading “Non-GAAP Financial Measures.”

Second Quarter Business Highlights

•	Mimecast added 1,900 net new customers in the second quarter.

•	Sales of Targeted Threat Protection increased during the second quarter, with more than 1,400 new customers purchasing the service. A total of 28% of our customers are now using Targeted Threat Protection.

•	A total of 17% of customers used Mimecast in conjunction with Microsoft® Office 365™ during the second quarter compared to 16% in the first quarter of 2017. Office 365™ continues to be a growth driver for the Company. More than 650 new and existing customers of all sizes chose Mimecast to enhance their security, archive, or to provide uptime assurance for their Office 365 subscriptions.

•	Introduced new Data Logging API allowing Mimecast customers and partners to integrate data to their security information and event management (SIEM) or data analytics platform, which enhances identification of email vulnerabilities and strengthens cyber resilience.

•	Launched Mimecast app for Splunk, which enables reporting, analytics and geocoding, all without the need for custom coding or scripting. Splunk users can download the application from SplunkBase and customize the reports to meet security and compliance requirements.

•	Mimecast entered into a strategic partnership with ZeroFOX. Customers can now build a stronger cyber resilience strategy, bringing together comprehensive email risk management and social risk management.

Business Outlook

Mimecast is providing guidance for the third quarter and full year 2017.

Third Quarter 2017 Guidance:

For the third quarter of 2017, constant currency revenue growth is expected to be in the range of 31% and 32% and revenue is expected to be in the range of $44.9 million to $45.4 million. Our guidance is based on exchange rates as of October 31, 2016 and includes a negative $3.1 million impact from the strengthening of the U.S. dollar compared to the prior year. This impact was mainly due to the British Pound but offset slightly by positive impacts from the South African Rand and the Australian Dollar. Adjusted EBITDA is expected to be in the range of $2.6 million to $3.4 million.

Full Year 2017 Guidance:

For the full year 2017, constant currency revenue growth is expected to be in the range of 32% to 33% and revenue is expected to be in the range of $177.5 million to $179.4 million. We are raising the mid-point of our guidance by $4.7 million for the year despite the greater than expected negative impact of foreign exchange. Foreign exchange rate fluctuations are impacting this guidance by $10.3 million, which represents a $2.5 million increase over the previous forecast. Adjusted EBITDA is expected to be in the range of $10.0 million to $12.0 million.

GAAP net income (loss) is the most comparable GAAP measure to Adjusted EBITDA. Adjusted EBITDA differs from GAAP net income (loss) in that it excludes depreciation and amortization, share-based compensation expense, interest income and interest expense, (benefit from) provision for income taxes and foreign exchange income (expense). Mimecast is unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort. Therefore, Mimecast has not provided guidance for GAAP net income (loss) or a reconciliation of the foregoing forward-looking Adjusted EBITDA guidance to GAAP net income (loss).

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 5:00 pm EDT (UTC-05:00) on November 9, 2016. To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID #92593359. The call will also be webcast live on the investor relations section of the Company’s website at http://investors.mimecast.com. An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering passcode #92593359. In addition, an archive of the webcast will be available on the investor relations section of the company’s website at http://investors.mimecast.com.

About Mimecast Limited

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 21,800 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, the statements relating to the expected continued momentum of Mimecast’s business and Mimecast’s future financial performance on both a GAAP and non-GAAP basis under the heading “Business Outlook” above, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors detailed in Mimecast’s filings with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, Mimecast’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. Mimecast is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for second quarter and full year 2017, expected revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net income (loss), adjusted to exclude: depreciation and amortization, share-based compensation expense, interest income and interest expense, (benefit from) provision for income taxes and foreign exchange income (expense) predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net income. We define non-GAAP net income as net income (loss) less share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net income versus net income (loss) calculated in accordance with GAAP. For example, as noted above, non-GAAP net income excludes share-based compensation expense. In addition, the components of the costs that we exclude in our calculation of non-GAAP net income may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net income and evaluating non-GAAP net income together with net income (loss) calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” section of our reports filed with the SEC.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Revenue	$44,361	$34,507	$85,821	$67,835
Cost of revenue	12,377	10,193	23,716	20,069

Gross profit	31,984	24,314	62,105	47,766

Operating expenses
Research and development	4,948	3,933	10,097	7,463
Sales and marketing	22,866	14,856	44,329	27,977
General and administrative	6,597	4,022	13,053	8,713

Total operating expenses	34,411	22,811	67,479	44,153

(Loss) income from operations	(2,427)	1,503	(5,374)	3,613
Other income (expense)
Interest income	76	12	143	29
Interest expense	(76)	(168)	(183)	(345)
Foreign exchange income (expense)	2,719	741	6,815	(3,100)

Total other income (expense), net	2,719	585	6,775	(3,416)

Income before income taxes	292	2,088	1,401	197
(Benefit from) provision for income taxes	(11)	(80)	854	278

Net income (loss)	$303	$2,168	$547	$(81)

Net income (loss) available to ordinary shareholders - basic	$303	$1,572	$547	$(81)

Net income (loss) available to ordinary shareholders - diluted	$303	$1,612	$547	$(81)

Net income (loss) per ordinary share:
Basic	$0.01	$0.05	$0.01	$(0.00)
Diluted	$0.01	$0.04	$0.01	$(0.00)
Weighted-average number of ordinary shares outstanding:
Basic	54,636	33,673	54,462	33,371
Diluted	58,513	36,991	58,022	33,371

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	At September 30,	At March 31,
	2016	2016
Assets
Current assets
Cash and cash equivalents	$110,501	$106,140
Accounts receivable, net	31,909	33,738
Prepaid expenses and other current assets	6,036	7,362

Total current assets	148,446	147,240
Property and equipment, net	28,597	24,806
Other assets	2,517	3,081

Total assets	$179,560	$175,127

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$5,531	$2,891
Accrued expenses and other current liabilities	16,773	15,110
Deferred revenue	63,089	60,889
Current portion of long-term debt	3,216	4,910

Total current liabilities	88,609	83,800
Deferred revenue, net of current portion	9,237	9,151
Long-term debt	716	1,981
Other non-current liabilities	1,874	2,121

Total liabilities	100,436	97,053
Contingencies
Shareholders’ equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 54,831,388 and 54,216,738 shares issued and outstanding at September 30, 2016 and March 31, 2016, respectively	658	651
Additional paid-in capital	174,883	169,037
Accumulated deficit	(88,029)	(88,576)
Accumulated other comprehensive loss	(8,388)	(3,038)

Total shareholders’ equity	79,124	78,074

Total liabilities and shareholders’ equity	$179,560	$175,127

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Operating activities
Net income (loss)	$303	$2,168	$547	$(81)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,897	2,671	5,661	5,207
Share-based compensation expense	2,265	1,136	4,308	1,979
Provision for doubtful accounts	30	—	50	25
Gain on disposal of fixed assets	(7)	(8)	(5)	(5)
Non-cash interest expense	11	27	36	54
Excess tax benefits related to exercise of share options	466	63	—	(226)
Unrealized currency (gain) loss on foreign denominated intercompany transactions	(2,490)	(610)	(6,307)	2,757
Changes in assets and liabilities:
Accounts receivable	(1,346)	(4,224)	782	(2,275)
Prepaid expenses and other current assets	(159)	(741)	1,337	783
Other assets	(39)	(359)	(39)	(167)
Accounts payable	436	102	2,429	(446)
Deferred revenue	3,301	2,709	5,751	3,861
Accrued expenses and other liabilities	1,813	1,204	2,238	483

Net cash provided by operating activities	7,481	4,138	16,788	11,949
Investing activities
Purchases of property and equipment	(4,143)	(2,633)	(9,729)	(7,402)

Net cash used in investing activities	(4,143)	(2,633)	(9,729)	(7,402)
Financing activities
Proceeds from exercises of share options	547	47	1,561	461
Excess tax benefits related to exercise of share options	(466)	(63)	—	226
Payments on debt	(1,197)	(1,386)	(2,490)	(2,759)
Payment of deferred initial public offering issuance costs	—	(1,582)	—	(1,582)

Net cash used in financing activities	(1,116)	(2,984)	(929)	(3,654)
Effect of foreign exchange rates on cash	(379)	(980)	(1,769)	268

Net increase (decrease) in cash and cash equivalents	1,843	(2,459)	4,361	1,161
Cash and cash equivalents at beginning of period	108,658	36,510	106,140	32,890

Cash and cash equivalents at end of period	$110,501	$34,051	$110,501	$34,051

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
	(dollars in thousands)
Gross profit percentage	72%	70%	72%	70%
Revenue constant currency growth rate (1)	38%	29%	35%	30%
Revenue retention rate (2)	111%	108%	111%	108%
Total customers (3)	21,800	15,200	21,800	15,200
Adjusted EBITDA (1)	$2,735	$5,310	$4,595	$10,799

(1)	Adjusted EBITDA and revenue constant currency growth rates are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.
(2)	We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.
(3)	Reflects the customer count on the last day of the period rounded to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of revenue growth rate, as reported to revenue constant currency growth rate:

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$44,361	$34,507	$85,821	$67,835
Revenue year-over-year growth rate, as reported	29%	21%	27%	22%
Estimated impact of foreign currency fluctuations	9%	8%	8%	8%
Revenue constant currency growth rate	38%	29%	35%	30%

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$303	$2,168	$547	$(81)
Depreciation and amortization	2,897	2,671	5,661	5,207
Interest expense, net	—	156	40	316
(Benefit from) provision for income taxes	(11)	(80)	854	278
Share-based compensation expense	2,265	1,136	4,308	1,979
Foreign exchange (income) expense	(2,719)	(741)	(6,815)	3,100

Adjusted EBITDA	$2,735	$5,310	$4,595	$10,799

The following table presents a reconciliation of Net income (loss) to Non-GAAP net income (in thousands, except per share amounts):

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Reconciliation of Non-GAAP Net Income:
Net income (loss)	$303	$2,168	$547	$(81)
Share-based compensation expense	2,265	1,136	4,308	1,979

Non-GAAP net income	$2,568	$3,304	$4,855	$1,898

Non-GAAP net income per ordinary share - basic	$0.05	$0.10	$0.09	$0.06

Weighted-average number of ordinary shares used in computing Non-GAAP net income per ordinary share - basic	54,636	33,673	54,462	33,371

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$7,481	$4,138	$16,788	$11,949
Purchases of property and equipment	(4,143)	(2,633)	(9,729)	(7,402)

Free Cash Flow	$3,338	$1,505	$7,059	$4,547

Share-based compensation expense for the three and six months ended September 30, 2016 and 2015 (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
Cost of revenue	$301	$107	$471	$129
Research and development	361	45	733	74
Sales and marketing	1,133	768	2,106	851
General and administrative	470	216	998	925

Total share-based compensation expense	$2,265	$1,136	$4,308	$1,979

Revenue Constant Currency Growth Rate reconciliation (dollars in millions):

	Three months ended September 30,			Six months ended September 30,
	2017A	2016A	% Change	2017A	2016A	% Change
Total revenue as reported	$44.4	$34.5	29%	$85.8	$67.8	27%
Estimated impact of foreign currency fluctuations			9%			8%
Total revenue constant currency growth rate			38%			35%
Exchange rate for period
USD	1.000	1.000		1.000	1.000
ZAR	0.071	0.077		0.069	0.080
GBP	1.314	1.550		1.374	1.541
AUD	0.758	0.726		0.752	0.752

Media Contact:

Lona Therrien / Mimecast Limited / (781) 996-5340 / press@mimecast.com

Investor Contact:

Robert Sanders / Mimecast Limited / (781) 996-5340 / investors@mimecast.com